SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 17, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q23 Earnings Release

Banco Macro Announces Results for the First Quarter of 2023

Buenos Aires, Argentina, May 17, 2023 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2023 (“1Q23”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2022 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2023.

Summary

• The Bank’s net income totaled Ps.9.8 billion in 1Q23. This result was 52% lower than the Ps.20.2 billion posted in 4Q22 and 20% lower than the Ps.12.3 billion posted in 1Q22. In 1Q23, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 8.2% and 1.7%, respectively.

• In 1Q23 Operating Income (before G&A and personnel expenses) totaled Ps.167.8 billion, 5% or Ps.8 billion higher than in 4Q22 and 28% or Ps.36.7 billion higher than the same period of last year.

• In 1Q23 Operating Income (after G&A and personnel expenses) totaled Ps.104 billion, 9% or Ps.8.8 billion higher than in 4Q22 and 39% or Ps.29.3 billion higher than the same period of last year.

• In 1Q23, Banco Macro’s financing to the private sector decreased 4% or Ps.30 billion quarter over quarter (“QoQ”) totaling Ps.694.5 billion and decreased 8% or Ps.63.5 billion year over year (“YoY”).

• In 1Q23, Banco Macro’s total deposits decreased 7% or Ps.112.6 billion QoQ and increased 6% or Ps.80.1 billion YoY, totaling Ps.1.5 trillion and representing 81% of the Bank’s total liabilities. Private sector deposits decreased 6% or Ps.89.7 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.520 billion, 42.4% regulatory capital ratio – Basel III and 39.1 % Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 97% of its total deposits in 1Q23.

• In 1Q23, the Bank’s non-performing to total financing ratio was 1.41% and the coverage ratio remained stable at 145.33%.

• As of 1Q23, through its 463 branches and 7.756 employees Banco Macro serves 4.6 million retail customers (1.7 million digital customers) across 23 of the 24 Provinces in Argentina and over 117,400 corporate customers.

1Q23 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, May 18, 2023		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):
+1 (844) 450 3847	Webcast Replay: click here	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370	Available from 05/18/2023 through 06/02/2023
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

1Q23 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

1Q23 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2022 have been restated in accordance with said Communication in order to make a comparison possible

Results

Earnings per outstanding share were Ps.15.3 in 1Q23, 52% lower than in 4Q22 and 20% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Net income -Parent Company- (M $)	12,274	7,218	12,683	20,225	9,777	-52%	-20%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	903	925	949	976	990	1%	10%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	19.19	11.30	19.85	31.65	15.30	-52%	-20%
EOP FX (Pesos per USD)	98.7350	102.7500	110.9783	125.2150	147.3150	18%	49%
Book value per avg. issued ADS (USD)	91.46	90.02	85.51	77.95	67.20	-14%	-27%
Earnings per avg. outstanding ADS (USD)	1.94	1.10	1.79	2.53	1.04	-59%	-47%

Banco Macro’s 1Q23 net income of Ps.9.8 billion was 52% or Ps.10.4 billion lower than the previous quarter and 20% or Ps.2.5 billion lower YoY due to a higher loss from the net monetary position (i.e. higher inflation was observed in the quarter) . This result represented an annualized ROAE and ROAA of 8.2% and 1.7% respectively.

Net operating income (before G&A and personnel expenses) was Ps.167.8 billion in 1Q23, increasing 5% or Ps.8 billion compared to 4Q22 due to higher income from financial assets at fair value through profit or loss and higher net fee income. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 28% or Ps.36.7billion.

In 1Q23, Provision for loan losses totaled Ps.3.5 billion, 13% or Ps.397 million higher than in 4Q22. On a yearly basis provision for loan losses increased 129% or Ps.2 billion.

Operating income (after G&A and personnel expenses) was Ps.104 billion in 1Q23, 9% or Ps.8.8 billion higher than in 4Q22 and 39% or Ps.29.3 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 3.8x assets to equity ratio.

1Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Net Interest Income	85,658	93,600	90,651	101,771	97,662	-4%	14%
Net fee income	20,870	20,785	20,335	20,774	22,032	6%	6%
Net Interest Income + Net Fee Income	106,528	114,385	110,986	122,545	119,694	-2%	12%
Net Income from financial instruments at fair value through P&L	13,029	12,860	36,454	-4,098	9,195	-324%	-29%
Income from assets at amortized cost	0	0	0	206	0	0%	0%
Differences in quoted prices of gold and foreign currency	6,303	9,369	22,889	37,246	36,673	-2%	482%
Other operating income	6,772	6,648	5,348	7,011	5,716	-18%	-16%
Provision for loan losses	1,522	1,345	2,035	3,082	3,479	13%	129%
Net Operating Income	131,110	141,917	173,642	159,828	167,799	5%	28%
Employee benefits	20,044	26,384	25,209	22,874	23,468	3%	17%
Administrative expenses	11,265	11,888	11,844	12,668	11,650	-8%	3%
Depreciation and impairment of assets	4,478	4,602	4,693	4,790	4,894	2%	9%
Other operating expenses	20,680	21,621	24,667	24,323	23,835	-2%	15%
Operating Income	74,643	77,422	107,229	95,173	103,952	9%	39%
Result from associates & joint ventures	-73	-70	-138	143	-220	-	-
Result from net monetary postion	-59,077	-66,526	-83,293	-69,351	-88,387	27%	50%
Result before taxes from continuing operations	15,493	10,826	23,798	25,965	15,345	-41%	-1%
Income tax	3,219	3,608	11,115	5,740	5,568	-3%	73%
Net income from continuing operations	12,274	7,218	12,683	20,225	9,777	-52%	-20%
Net Income of the period	12,274	7,218	12,683	20,225	9,777	-52%	-20%
Net income of the period attributable to parent company	12,298	7,224	12,657	20,213	9,763	-52%	-21%
Net income of the period attributable to minority interest	-24	-6	26	12	14	17%	-
Other Comprehensive Income	-1,221	-5,475	2,970	-3,040	-832	-	-
Foreign currency translation differences in financial statements conversion	-527	-271	-253	176	-212	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-694	-5,204	3,223	-3,216	-620	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11,053	1,743	15,653	17,185	8,945	-48%	-19%
Total Comprehensive Income attributable to parent Company	11,077	1,749	15,627	17,173	8,931	-48%	-19%
Total Comprehensive Income attributable to non-controlling interests	-24	-6	26	12	14	17%	-

The Bank’s 1Q23 net interest income totaled Ps.97.7 billion, 4% or Ps.4.1 billion lower than in 4Q22 and 14% or Ps.12 billion higher YoY.

In 1Q23 interest income totaled Ps.228.6 billion,5% or Ps.13.2 billion lower than in 4Q22 and 63% or Ps.88 billion higher than in 1Q22.

Income from interest on loans and other financing totaled Ps.85.6 billion, 2% or Ps.1.6 billion higher compared with the previous quarter mainly due a 304 basis points increase in the average lending rate, while the average volume of private sector loans decreased 2%. On a yearly basis Income from interest on loans increased 25% or Ps.17.3 billion.

In 1Q23 income from government and private securities decreased 9% or Ps.13.1 billion QoQ (due to lower income from Government securities) and increased 91% or Ps.64.6 billion compared with the same period of last year. This result is explained 18% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 82% is explained by income from government and private securities in pesos at amortized cost.

In 1Q23, income from Repos totaled Ps.6.7 billion, 21% or Ps.1.8 billion lower than the previous quarter and 662% or Ps.5.8 higher than a year ago.

1Q23 Earnings Release

In 1Q23 FX income totaled Ps.36.7 billion, 2% or Ps.573 million lower than the previous quarter and Ps.30.4 billion higher than a year ago. FX income gain was due to the 18% argentine peso depreciation against the US dollar, the Bank’s long dollar position during the quarter and FX trading results.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	1Q22	4Q22	1Q23	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	6,303	37,246	36,673	-2%	482%
Translation of FX assets and liabilities to Pesos	5,792	37,037	36,454	-2%	529%
Income from foreign currency exchange	511	209	219	5%	-57%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	753	194	-74%	-
Income from investment in derivative financing instruments	-	753	194	-74%	-

(1)+(2) Total Result from Differences in quoted prices of gold and foreign currency	6,303	38,000	36,867	-3%	485%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Interest on Cash and due from Banks	6	27	138	316	550	74%	9067%
Interest from government securities	70,592	93,446	110,926	148,186	135,096	-9%	91%
Interest from private securities	51	39	47	98	106	8%	108%
Interest on loans and other financing
To the financial sector	188	137	119	209	106	-49%	-44%
To the public non financial sector	564	447	426	405	387	-4%	-31%
Interest on overdrafts	5,177	6,704	9,341	9,698	9,339	-4%	80%
Interest on documents	6,233	6,465	8,811	9,635	9,081	-6%	46%
Interest on mortgages loans	9,550	12,237	12,141	11,862	11,004	-7%	15%
Interest on pledged loans	1,059	955	862	747	802	7%	-24%
Interest on personal loans	28,200	27,595	26,527	26,476	25,948	-2%	-8%
Interest on credit cards loans	10,380	11,140	12,366	15,667	18,187	16%	75%
Interest on financial leases	93	81	107	138	115	-17%	24%
Interest on other loans	7,677	6,786	8,457	9,863	11,168	13%	45%
Interest on Repos
From the BCRA	812	1,003	5,471	8,096	6,713	-17%	727%
Other financial institutions	71	215	103	401	16	-96%	-77%
Total Interest income	140,653	167,277	195,842	241,797	228,618	-5%	63%

Income from Interest on loans	68,369	71,963	78,612	84,086	85,644	2%	25%

The Bank’s 1Q23 interest expense totaled Ps.131 billion, decreasing 6% or Ps.9.1 billion compared to the previous quarter and 138% (Ps.76 billion) higher compared to 1Q22.

In 1Q23, interest on deposits represented 98% of the Bank’s total interest expense, decreasing 7% or Ps.10.1 billion QoQ, due to a 14% decrease in the average volume of deposits from the private sector, while the average rate paid on said deposits increased 537 basis points. On a yearly basis, interest on deposits increased 143% or Ps.75.1 billion.

1Q23 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Deposits
Interest on checking accounts	880	2,304	4,796	10,861	5,910	-46%	572%
Interest on saving accounts	803	1,170	1,293	1,370	1,281	-6%	60%
Interest on time deposits	50,974	67,782	97,142	125,681	120,579	-4%	137%
Interest on other financing from BCRA and financial inst.	91	126	170	229	212	-7%	133%
Repos
Other financial institutions	444	556	125	63	1,240	1868%	179%
Interest on corporate bonds	228	98	16	17	16	-6%	-93%
Interest on subordinated bonds	1,484	1,405	1,370	1,375	1,344	-2%	-9%
Interest on other financial liabilities	91	236	279	430	374	-13%	311%
Total financial expense	54,995	73,677	105,191	140,026	130,956	-6%	138%

Expenses from interest on deposits	52,657	71,256	103,231	137,912	127,770	-7%	143%

In 1Q23, the Bank’s net interest margin (including FX) was 33.6%, higher than the 32.7% posted in 4Q22 and the 22.8% posted in 1Q22.

In 1Q23, Net Interest Margin (excluding FX) was 24.4%, higher than the 23.9% posted in 4Q22 and than the 21.2% posted in 1Q22.

In 1Q23, Net Interest Margin (Pesos) was 26.8%, higher than the 26.3% posted in 4Q22 and than the 23.7% in 1Q22; meanwhile Net Interest Margin (USD) was 6.6%, higher than the 5.6% posted in 4Q22 and than the 4.1% registered in 1Q22.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	1Q22			2Q22			3Q22			4Q22			1Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	5,087	-12.2%	45.0%	4,011	-14.6%	44.7%	3,914	-23.5%	43.2%	3,219	-11.1%	49.9%	2,658	-15.5%	59.0%
Financial Sector	2,272	-19.1%	33.6%	1,568	-20.4%	34.8%	1,376	-28.3%	34.3%	1,726	-12.3%	47.8%	1,066	-26.0%	39.2%
Private Sector	727,729	-17.5%	36.2%	696,787	-17.5%	39.7%	692,149	-23.5%	43.2%	650,645	-11.6%	49.1%	631,764	-18.8%	52.7%
Other debt securities
Central Bank Securities (Leliqs)	390,592	-15.1%	40.3%	455,671	-10.7%	51.2%	546,729	-9.8%	68.8%	592,493	6.3%	79.2%	584,397	-6.3%	76.2%
Government & Private Securities	296,519	-13.2%	43.3%	298,170	-13.0%	47.4%	150,207	-24.0%	42.2%	199,837	-5.5%	59.3%	175,437	-16.1%	57.8%
Repos	10,380	-18.6%	34.5%	12,927	-18.7%	37.8%	36,951	-14.6%	59.8%	48,235	0.8%	69.9%	38,306	-9.0%	71.2%
Total interest-earning assets	1,432,579	-16.0%	38.8%	1,469,134	-14.5%	44.8%	1,431,326	-18.1%	53.3%	1,496,155	-3.3%	63.0%	1,433,628	-13.1%	63.4%

Fin. Assets through P&L and equity inv.	76,812	-26.3%	21.8%	93,796	-41.2%	-0.4%	186,564	-51.3%	-8.9%	45,684	-71.5%	-52.0%	22,593	-35.4%	21.5%
Other Non interest-earning assets	174,087			163,915			76,436			146,446			144,804
Total Non interest-earning assets	250,899			257,711			263,000			192,130			167,397
Total Average Assets	1,683,478			1,726,845			1,694,326			1,688,285			1,601,025

Interest-bearing liabilities
Deposits
Public Sector	50,936	-21.4%	29.8%	75,728	-20.9%	34.0%	88,888	-21.6%	46.8%	98,440	-5.6%	59.1%	67,565	-14.7%	60.4%
Private Sector	769,473	-23.8%	25.8%	805,913	-21.9%	32.3%	873,730	-24.1%	42.1%	964,158	-10.6%	50.7%	922,554	-19.4%	51.7%
BCRA and other financial institutions	1,149	-20.0%	32.1%	1,323	-18.2%	38.5%	914	-7.2%	73.8%	913	18.3%	99.5%	524	40.8%	164.9%
Corporate bonds	6,563	-30.9%	14.1%	2,470	-32.6%	14.1%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Repos	5,723	-20.4%	31.5%	6,387	-20.4%	34.9%	1,082	-22.1%	45.8%	465	-8.8%	53.8%	7,857	-12.8%	64.0%
Other financial liabilities	5175	-0.353	0.068	6068	-0.322	0.149	4485	-0.351	0.214	114383	-0.399	0.014	121546	-0.463	0.011
Total int.-bearing liabilities	839,019	-23.8%	25.9%	897,889	-21.9%	32.3%	969,099	-23.9%	42.5%	1,178,359	-13.0%	46.7%	1,120,046	-21.9%	46.9%

Total non int.-bearing liabilities	519,107			490,921			454,006			448,978			419,839

Total Average Liabilities	1,358,126			1,388,810			1,423,105			1,627,337			1,539,885

Assets Performance		137,056			164,088			192,274			237,679			224,133
Liabilities Performance		53,489			72,236			103,754			138,600			129,540
Net Interest Income		83,567			91,852			88,520			99,079			94,593
Total interest-earning assets		1,432,579			1,469,134			1,431,326			1,496,155			1,433,628
Net Interest Margin (NIM)		23.7%			25.1%			24.5%			26.3%			26.8%

1Q23 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	1Q22			2Q22			3Q22			4Q22			1Q23
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	99,334	-19.8%	0.0%	96,535	-10.5%	0.1%	93,421	-8.6%	0.6%	93,535	8.3%	1.3%	91,844	-5.9%	2.4%
Loans & Other Financing
Financial Sector	0	0.0%	0.0%	58	-4.4%	6.9%	0	0.0%	0.0%	38	18.0%	10.4%	170	-1.5%	7.2%
Private Sector	35,033	12.1%	39.8%	34,521	21.1%	35.5%	38,120	21.7%	34.0%	40,180	45.1%	35.7%	44,960	21.2%	31.8%
Other debt securities
Central Bank	0	0.0%	0.0%	0	0.0%	0.0%	5,463	0.0%	0.0%	46,442	0.0%	0.0%	37,049	0.0%	0.0%
Government & Private Securities	70,933	-19.1%	0.9%	69,710	-10.1%	0.6%	31,927	-7.4%	2.0%	10,925	14.1%	6.7%	13,639	3.0%	12.0%
Total interest-earning assets	205,300	-14.1%	7.1%	200,824	-4.9%	6.4%	168,931	-1.5%	8.4%	191,120	16.0%	8.5%	187,662	0.8%	9.7%

Fin. Assets through P&L and equity inv.	4,969	562.6%	726.1%	5,948	770.2%	873.3%	111,792	121.8%	144.2%	199,107	11.0%	3.8%	220,522	6.2%	15.5%
Other Non interest-earning assets	344,476			336,197			321,197			324,823			340,491
Total Non interest earning assets	349,445			342,145			432,989			523,930			561,013
Total Average Assets	554,745			542,969			601,920			715,050			748,675

Interest-bearing liabilities
Deposits
Public Sector	11,504	-19.7%	0.1%	7,092	-10.5%	0.1%	5,522	-9.1%	0.1%	5,460	7.0%	0.1%	5,407	-8.0%	0.1%
Private Sector	130,548	-19.8%	0.0%	123,541	-10.6%	0.0%	108,126	-9.2%	0.0%	113,043	6.9%	0.0%	122,172	-8.1%	0.0%
BCRA and other financial institutions	596	-17.6%	2.7%	948	-7.2%	3.8%	3,139	-4.9%	4.7%	2,582	10.2%	3.1%	3,331	-3.5%	5.0%
Issued corporate bonds	0	0.0%	0.0%	2,272	-8.9%	1.9%	3,180	-7.4%	2.0%	3,186	9.2%	2.1%	3,179	-6.2%	2.0%
Subordinated bonds	94,793	-14.7%	6.3%	88,202	-4.9%	6.4%	84,368	-3.4%	6.4%	84,508	13.9%	6.5%	84,383	-2.1%	6.5%
Total int.-bearing liabilities	237,441	-17.7%	2.6%	222,055	-8.3%	2.6%	204,335	-6.6%	2.8%	208,779	9.8%	2.7%	218,472	-5.7%	2.6%

Total non int.-bearing liabilities	93,540			93,886			97,719			93,219			106,059

Total Average liabilities	330,981			315,941			302,054			301,998			324,531

Assets Performance		3,597			3,189			3,568			4,118			4,485
Liabilities Performance		1,506			1,441			1,437			1,426			1,416
Net Interest Income		2,091			1,748			2,131			2,692			3,069
Total interest-earning assets		205,300			200,824			168,931			191,120			187,662
Net Interest Margin (NIM)		4.1%			3.5%			5.0%			5.6%			6.6%

In 1Q23 Banco Macro’s net fee income totaled Ps.22 billion, 6% or Ps.1.3 billion higher than in 4Q22 and was 6% or Ps.1.2 billion higher than the same period of last year.

In the quarter, fee income totaled Ps.24.3 billion, 5% or Ps.1.2 billion higher than in 4Q22. Credit card fees ,corporate services fees and fees charged on deposits accounts stood out with 17% (Ps.787 million), 11% (Ps.346 million) and 4% (Ps.343 million) increases respectively which were partially offset by a 15% decrease in debit card fees. On a yearly basis, fee income increased 5% or Ps.1.3 billion.

In the quarter, total fee expense decreased 2% or Ps.53 million. On a yearly basis, fee expenses increased 5% or Ps.100 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Fees charged on deposit accounts	8,810	8,576	8,450	8,653	8,996	4%	2%
Credit card fees	4,236	4,138	4,212	4,520	5,307	17%	25%
Corporate services fees	2,911	3,082	3,244	3,177	3,523	11%	21%
ATM transactions fees	1,991	2,032	1,908	1,736	1,646	-5%	-17%
Insurance fees	1,536	1,491	1,468	1,297	1,101	-15%	-28%
Debit card fees	1,334	1,372	1,202	1,237	1,309	6%	-2%
Financial agent fees (Provinces)	1,188	1,323	1,245	1,312	1,193	-9%	0%
Credit related fees	484	578	505	623	570	-9%	18%
Mutual funds & securities fees	438	358	293	449	575	28%	31%
AFIP & Collection services	74	75	70	64	58	-9%	-22%
ANSES fees	28	29	21	19	14	-26%	-50%
Total fee income	23,030	23,054	22,618	23,087	24,292	5%	5%

Total fee expense	2,160	2,269	2,283	2,313	2,260	-2%	5%

Net fee income	20,870	20,785	20,335	20,774	22,032	6%	6%

1Q23 Earnings Release

In 1Q23 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.9.2 billion gain, mainly due to the mark to market of some government securities. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 29% or Ps.3.8 billion.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Profit or loss from government securities	2,865	5,041	26,020	-11,595	12,908	0%	351%
Profit or loss from private securities	308	7,097	10,064	6,561	-3,055	-	-
Profit or loss from investment in derivative financing instruments	0	12	150	754	194	-74%	-
Profit or loss from other financial assets	-5	-8	-49	30	17	-43%	-
Profit or loss from investment in equity instruments	7,806	462	-116	62	51	-18%	-99%
Profit or loss from the sale of financial assets at fair value	2,055	256	385	90	-503	-	-
Income from financial assets at fair value through profit or loss	13,029	12,860	36,454	-4,098	9,612	-	-26%
Profit or loss from derivative financing instruments	-	-	-	-	-417	-	-
Income from financial liabilities at fair value through profit or loss	-	-	-	-	-417	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	13,029	12,860	36,454	-4,098	9,195	-	-29%

In the quarter, Other Operating Income totaled Ps.5.7 billion, 18% or Ps.1.3 billion lower than in 4Q22. On a yearly basis, Other Operating Income decreased 16% or Ps.1.1 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Credit and debit cards	371	397	417	1,021	635	-38%	71%
Lease of safe deposit boxes	703	662	622	622	699	12%	-1%
Other service related fees	1,671	1,570	1,600	2,042	1,775	-13%	6%
Other adjustments and interest from other receivables	876	1,088	1,386	1,591	1,469	-8%	68%
Initial recognition of loans	872	-728	-144	0	0	-	-
Sale of property, plant and equipment	0	0	0	43	6	-86%	-
Others	2,253	3,654	1,469	1,721	1,132	-34%	-50%
Other Operating Income	6,772	6,648	5,348	7,011	5,716	-18%	-16%

In 1Q23 Banco Macro’s administrative expenses plus employee benefits totaled Ps.35.1 billion, 1% or Ps.424 million lower than the previous quarter, due to lower administrative expenses (8%) which was offset by a 3% or Ps.594 million increase in employee benefits. On a yearly basis, administrative expenses plus employee benefits increased 12% or Ps.3.8 billion.

Employee benefits increased 3% or Ps.594 million QoQ, remunerations and social security contributions decreased 1% and 5% respectively while Compensation and bonuses increased 49% or Ps.938 million. On a yearly basis, Employee benefits increased 17% or Ps.3.4 billion.

In 1Q23, administrative expenses decreased 8% or Ps.1 billion, due to lower Directors and auditors fees (50%) lower advertising and publicity fees (39%) and lower maintenance and conservation fees (11%).

In 1Q23, the efficiency ratio reached 25.5%, improving from the 28.6% posted in 4Q22 and much better than the 29.6% posted a year ago. In 1Q23 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 1%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 6% compared to 4Q22.

1Q23 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Employee benefits	20,044	26,384	25,209	22,874	23,468	3%	17%
Remunerations	13,626	18,515	17,136	15,947	15,819	-1%	16%
Social Security Contributions	3,142	4,357	4,359	4,236	4,023	-5%	28%
Compensation and bonuses	2,503	2,606	2,869	1,901	2,839	49%	13%
Employee services	773	906	845	790	787	0%	2%
Administrative Expenses	11,265	11,888	11,844	12,668	11,650	-8%	3%
Taxes	1,763	1,996	2,047	2,004	1,978	-1%	12%
Maintenance, conservation fees	1,818	1,866	1,872	2,036	1,804	-11%	-1%
Directors & statutory auditors fees	564	385	522	933	470	-50%	-17%
Security services	1,168	1,127	1,136	1,149	1,114	-3%	-5%
Electricity & Communications	1,113	1,043	1,068	995	1,065	7%	-4%
Other professional fees	1,039	1,065	1,095	1,401	1,262	-10%	21%
Rental agreements	57	58	48	49	46	-6%	-19%
Advertising & publicity	519	976	622	774	476	-39%	-8%
Personnel allowances	136	183	235	278	240	-14%	76%
Stationary & Office Supplies	78	81	77	94	104	11%	33%
Insurance	135	120	132	115	97	-16%	-28%
Hired administrative services	78	71	91	85	83	-2%	6%
Other	2,797	2,917	2,899	2,755	2,911	6%	4%
Total Administrative Expenses	31,309	38,272	37,053	35,542	35,118	-1%	12%

Total Employees	7,982	7,925	7,857	7,796	7,756
Branches	466	466	466	467	463
Efficiency ratio	29.6%	32.7%	25.8%	27.2%	25.5%

Accumulated efficiency ratio	29.6%	31.2%	29.1%	28.6%	25.5%

In 1Q23, Other Operating Expenses totaled Ps.23.8 billion, decreasing 2% or Ps.488 million QoQ, due to lower other expenses (|9% or Ps.1.8 billion) which was partially offset by a Ps.1 billion increase in other provision charges. On a yearly basis, Other Operating Expenses increased 15% or Ps.3.2 million.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Turnover Tax	11,340	11,551	13,451	13,974	13,994	0%	23%
Other provision charges	874	922	1,455	-350	662	-	-24%
Deposit Guarantee Fund Contributions	561	562	582	624	606	-3%	8%
Donations	256	23	199	34	206	506%	-20%
Insurance claims	110	101	139	181	230	27%	109%
Initial loan recognition	0	0	549	139	218	57%	100%
Others	7,539	8,462	8,292	9,721	7,919	-19%	5%
Other Operating Expenses	20,680	21,621	24,667	24,323	23,835	-2%	15%

In 1Q23, the result from the net monetary position totaled a Ps.88.4 billion loss, 27% or Ps.19 billion higher than the loss posted in 4Q22 and 50% or Ps.29 billion higher than the loss posted one year ago. Higher inflation was observed during the quarter (444 b.p. above 4Q22 level, up to 21.73% from 17.29% in 4Q22).

In 1Q23, Banco Macro's effective income tax rate 36.3%. For more information, please see Note 22 “Income Tax” of our Financial Statements.

1Q23 Earnings Release

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	74,643	77,422	107,229	95,173	103,952	9%	39%
Result from net monetary position (i.e. inflation adjustment)	-59,077	-66,526	-83,293	-69,351	-88,387	27%	50%
Operating Result (Inc. Loss from net monetary position)	15,566	10,896	23,936	25,822	15,565	-40%	0%

Financial Assets

Loans and other financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.694.5 billion, decreasing 4% or Ps.30.4 billion QoQ and 8% or Ps.63.5 billion YoY.

Within commercial loans, Overdrafts and Others stand out with a 10% or Ps.6.1 billion decrease and an 11% or Ps.9.3 billion increase respectively.

Within consumer lending, personal loans decreased 7% or Ps.12.7 billion while credit card loans decreased 7% or Ps.16.1 billion.

Within private sector financing, peso financing decreased 6% or Ps.39.2 billion, while US dollar financing increased 1% or USD 2 million.

As of 1Q23, Banco Macro’s market share over private sector loans was 7.3%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Public Sector	4,270	5,647	2,541	2,687	1,410	-48%	-67%
Finacial Sector	1,448	1,277	1,340	1,129	1,857	64%	28%
Financial Sector	1,454	1,282	1,345	1,139	1,869	64%	29%
Less: Expected Credit Losses	-6	-5	-5	-10	-12	20%	100%
Private Sector	758,068	775,959	721,922	724,875	694,519	-4%	-8%
Overdrafts	56,761	71,561	60,742	59,953	53,796	-10%	-5%
Discounted documents	82,276	88,498	96,935	99,545	100,434	1%	22%
Mortgage loans	89,807	82,147	75,501	75,360	71,414	-5%	-20%
Pledged loans	15,769	14,538	11,875	11,664	10,969	-6%	-30%
Personal loans	224,129	210,782	186,533	173,505	160,793	-7%	-28%
Credit Card loans	221,166	233,722	220,041	232,240	216,178	-7%	-2%
Leasing	1,099	1,109	1,531	1,688	1,345	-20%	22%
Others	87,250	88,804	82,276	84,303	93,599	11%	7%
Less: Expected Credit Losses	-20,189	-15,202	-13,512	-13,383	-14,009	5%	-31%
Total loans and other financing	763,786	782,883	725,803	728,691	697,786	-4%	-9%

Total loans in Pesos	729,806	740,057	688,551	684,940	645,756	-6%	-12%

Total loans in foreign currency	33,980	42,826	37,252	43,751	52,030	19%	53%

EOP FX (Pesos per USD)	110.9783	125.2150	147.3150	177.1283	208.9883	18%	88%

USD financing / Financing to the private sector	4%	5%	5%	6%	7%

1Q23 Earnings Release

Public Sector Assets

In 1Q23, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 17%, lower than the 18.5% registered in the previous quarter, and lower than the 22.1% posted in 1Q22.

In 1Q23, a 12% or Ps.55.9 billion decrease in Other government securities stand out while Central Bank Notes decreased Ps.14.7 billion. Leliqs increased 8% or Ps.45.6 billion in the quarter.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Central Bank Notes	-	37,643	50,444	14,737	-	-100%	-
Leliqs	432,922	489,748	596,431	598,341	643,899	8%	49%
Other	511,671	450,105	446,494	468,641	412,726	-12%	-19%
Government securities	944,593	977,496	1,093,369	1,081,719	1,056,625	-2%	12%
Provincial loans	3,718	5,035	2,043	2,096	935	-55%	-75%
Loans	3,718	5,035	2,043	2,096	935	-55%	-75%

TOTAL PUBLIC SECTOR ASSETS	948,311	982,531	1,095,412	1,083,815	1,057,560	-2%	12%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	515,389	455,140	448,537	470,737	413,661	-12%	-20%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	22.1%	19.0%	17.8%	18.5%	17.0%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.1.5 trillion in 1Q23, decreasing 7% or Ps.112.6 billion QoQ and a 6% or Ps.80.1 billion increase YoY and representing 81% of the Bank’s total liabilities.

On a quarterly basis private sector deposits decreased 6% or Ps.89.7 billion while public sector deposits decreased 17% or Ps.22.8 billion.

The decrease in private sector deposits was led demand deposits, which increased 13% or Ps.83.4 billion, while time deposits increased 4% or Ps.27 billion QoQ.

Within private sector deposits, peso deposits decreased 8% or Ps.109.1 billion, while US dollar deposits decreased 17% or USD 196 million.

As of 1Q23, Banco Macro´s market share over private sector deposits was 6.1%.

1Q23 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Public sector	161,097	145,911	192,434	133,847	111,060	-17%	-31%

Financial sector	2,112	2,131	1,818	2,013	1,911	-5%	-10%

Private sector	1,220,991	1,346,538	1,411,233	1,441,055	1,351,367	-6%	11%
Checking accounts	223,148	231,770	212,876	193,705	167,488	-14%	-25%
Savings accounts	383,530	411,010	399,406	452,114	394,938	-13%	3%
Time deposits	586,035	672,716	721,961	710,957	737,998	4%	26%
Other	28,278	31,042	76,990	84,279	50,943	-40%	80%
Total	1,384,200	1,494,580	1,605,485	1,576,915	1,464,338	-7%	6%

Pesos	1,176,017	1,284,820	1,419,482	1,368,727	1,259,640	-8%	7%
Foreign Currency (Pesos)	208,183	209,760	186,003	208,188	204,698	-2%	-2%

EOP FX (Pesos per USD)	110.9783	125.2150	147.3150	177.1283	208.9883	18%	88%
Foreign Currency (USD)	1,876	1,675	1,263	1,175	979	-17%	-48%

USD Deposits / Total Deposits	15%	14%	12%	13%	14%

Banco Macro’s transactional deposits represent approximately 42% of its total deposit base as of 1Q23. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 1Q23, the total amount of other sources of funds increased 1% or Ps.9 billion compared to 4Q22 mainly due to a 1% or Ps.8.9 increase in Shareholders’ equity (due to the positive net income registered during the period). On a yearly basis, other sources of funds increased 7% or Ps.45.6 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Central Bank of Argentina	45	57	44	57	49	-14%	9%
Banks and international institutions	328	3,353	2,502	2,900	4,419	52%	1247%
Financing received from Argentine financial institutions	3,730	730	927	25	39	56%	-99%
Subordinated corporate bonds	94,034	88,880	87,089	87,805	86,394	-2%	-8%
Corporate bonds	6,325	3,317	3,291	3,306	3,286	-1%	-48%
Shareholders' equity	576,786	590,970	606,597	623,769	632,701	1%	10%
Total other source of funds	681,248	687,307	700,450	717,862	726,888	1%	7%

1Q23 Earnings Release

Liquid Assets

In 1Q23, the Bank’s liquid assets amounted to Ps.1.4 trillion, showing a 4% or Ps.63.7 billion decrease QoQ, and a 10% or Ps.124.7 billion increase on a yearly basis.

In 1Q23, Leliqs increased 7% or Ps.42.2 billion. Other government & private securities and Repos decreased 12% or Ps.55.9 billion and 52% or Ps.39.3 billion respectively.

In 1Q23, Banco Macro’s liquid assets to total deposits ratio reached 97%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Cash	358,603	316,456	287,082	304,439	297,609	-2%	-17%
Guarantees for compensating chambers	32,687	29,743	32,635	30,220	25,643	-15%	-22%
Call	-	-	-	-	600	-	-
Leliq own portfolio	409,842	489,748	596,431	598,341	640,580	7%	56%
Net Repos	-24,217	53,914	88,711	75,388	36,124	-52%	-
Other government & private securities	511,671	450,105	446,494	468,641	412,726	-12%	-19%
Total	1,288,586	1,339,966	1,451,353	1,477,029	1,413,282	-4%	10%

Liquid assets to total deposits	93%	90%	90%	94%	97%

Solvency

Banco Macro continued showing high solvency levels in 1Q22 with an integrated capital (RPC) of Ps.643.6 billion over a total capital requirement of Ps.123.3 billion. Banco Macro’s excess capital in 1Q23 was 421% or Ps.520 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 42.4% in 4Q22; TIER1 Ratio stood at 39.1%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Credit risk requirement	40,488	45,204	52,233	60,581	73,119	21%	81%
Market risk requirement	3,886	4,643	9,998	11,709	11,531	-2%	197%
Operational risk requirement	19,206	21,817	26,568	32,771	38,935	19%	103%
Total capital requirements	63,581	71,664	88,800	105,061	123,585	18%	94%

Ordinary Capital Level 1 (COn1)	279,447	336,826	418,322	500,504	627,056	25%	124%
Deductible concepts Level 1 (COn1)	-16,866	-21,154	-24,630	-27,620	-33,553	21%	99%
Capital Level 2 (COn2)	37,615	40,243	47,051	42,447	50,063	18%	33%
Integrated capital - RPC (i)	300,196	355,914	440,743	515,330	643,566	25%	114%

Excess capital	236,615	284,250	351,943	410,269	519,981	27%	120%

Risk-weighted assets - RWA (ii)	780,016	879,341	1,090,977	1,291,206	1,518,189	18%	95%

Regulatory Capital ratio [(i)/(ii)]	38.5%	40.5%	40.4%	39.9%	42.4%

Ratio TIER 1 [Capital Level 1/RWA]	33.7%	35.9%	36.1%	36.6%	39.1%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

1Q23 Earnings Release

Asset Quality

In 1Q22, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.41%, up from 1.25% in 4Q22, and lower than the 1.65% posted in 1Q22.

Consumer portfolio non-performing loans deteriorated 24b.p. (up to 1.34% from 1.1%) while Commercial portfolio non-performing loans improved 22 b.p. in 1Q23 (down to 1.73% from 1.95%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) remained stable at to 145.33% in 1Q23. Write-offs over total loans totaled 0.06%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Commercial portfolio	165,736	170,244	148,077	137,663	137,140	0%	-17%
Non-performing	4,584	2,173	2,113	2,687	2,373	-12%	-48%
Consumer portfolio	621,950	639,844	603,999	616,850	590,651	-4%	-5%
Non-performing	8,374	7,950	7,459	6,761	7,913	17%	-6%
Total portfolio	787,686	810,088	752,076	754,513	727,791	-4%	-8%
Non-performing	12,958	10,123	9,572	9,448	10,285	9%	-21%
Commercial non-perfoming ratio	2.77%	1.28%	1.43%	1.95%	1.73%
Consumer non-perfoming ratio	1.35%	1.24%	1.23%	1.10%	1.34%

Total non-performing/ Total portfolio	1.65%	1.25%	1.27%	1.25%	1.41%
Total allowances	21,140	16,167	14,658	14,332	14,948	4%	-29%
Coverage ratio w/allowances	163.14%	159.71%	153.13%	151.69%	145.33%
Write Offs	1,156	960	1,040	776	458	-41%	-60%
Write Offs/ Total portfolio	0.15%	0.12%	0.14%	0.10%	0.06%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2022 20-F)

1Q23 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
CER adjustable ASSETS

Government Securities	340,908	325,331	226,174	167,960	34,726	-79%	-90%

Loans (*)	58,093	57,621	54,858	54,883	52,816	-4%	-9%
Private sector loans	14,044	12,201	10,081	8,915	8,099	-9%	-42%
Mortgage loans (UVA adjusted)	44,005	45,378	44,737	45,935	44,673	-3%	2%
Other loans	44	42	40	33	44	33%	0%
Total CER adjustable assets	399,001	382,952	281,032	222,843	87,542	-61%	-78%

CER adjustable LIABILITIES
Deposits (*)	21,042	28,283	23,035	14,930	8,403	-44%	-60%
UVA Unemployment fund	3,924	4,497	4,934	5,313	5,563	5%	42%
Total CER adjustable liabilities	24,966	32,780	27,969	20,243	13,966	-31%	-44%

NET CER EXPOSURE	374,035	350,172	253,063	202,600	73,576	-64%	-80%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Cash and deposits in Banks	267,167	259,218	238,425	256,409	241,283	-6%	-10%
Cash	36,111	23,896	22,029	6,649	8,387	26%	-77%
Central Bank of Argentina	135,165	139,779	120,266	153,659	151,874	-1%	12%
Other financial institutions local and abroad	95,763	95,368	96,116	96,087	81,008	-16%	-15%
Others	128	175	14	14	14	0%	-89%
Financial instruments at fair value through P&L	4,399	8,497	209,323	216,606	278,146	28%	6223%
Other financial assets	17,578	17,130	16,752	19,081	21,092	11%	20%
Loans and other financing	33,980	42,826	37,252	43,751	52,030	19%	53%
Non financial private sector & foreign residents	33,980	42,826	37,252	43,751	52,030	19%	53%
Other debt securities	68,751	68,499	58,028	65,534	39,938	-39%	-42%
Guarantees received	5,092	4,599	4,861	5,962	5,869	-2%	15%
Investment in equity instruments	137	124	175	195	197	1%	44%
Total Assets	397,104	400,893	564,816	607,538	638,555	5%	61%
Deposits	208,183	209,760	186,003	208,188	204,698	-2%	-2%
Non financial public sector	15,709	8,854	7,644	7,502	8,063	7%	-49%
Financial sector	1,791	1,723	1,662	1,703	1,651	-3%	-8%
Non financial private sector & foreign residents	190,683	199,183	176,697	198,983	194,984	-2%	2%
Financial liabiities at fair value through P&L	942	936	953	640	2,477	287%	-
Other liabilities from financial intermediation	14,483	16,278	17,368	19,597	20,880	7%	44%
Financing from the Central Bank and other fin. Inst	328	3,362	2,524	2,919	4,456	53%	1259%
Issued corporate bonds	0	3,317	3,291	3,306	3,286
Subordinated corporate bonds	94,034	88,880	87,089	87,805	86,394	-2%	-8%
Other non financial liabilities	54	106	89	66	133	102%	146%
Total Liabilities	318,024	322,639	297,317	322,521	322,324	0%	1%

NET FX POSITION (Pesos)	79,080	78,254	267,499	285,017	316,231	11%	300%
EOP FX (Pesos per USD)	110.9783	125.2150	147.3150	177.1283	208.9883	18%	88%
NET FX POSITION (USD)	713	625	1,816	1,609	1,513	-6%	112%

1Q23 Earnings Release

1Q23 Snapshot

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2023

Net income (AR$ Million)
25,000
20,000
15,000
10,000
5,000
0
12,274
7,218
12,683
20,225
9,777
1Q22
2Q22
3Q22
4Q22
1Q23

Operating Income & Net Income (AR$ Million)
120,000
100,000
80,000
60,000
40,000
20,000
0
74,643
12,274
77,422
7,218
107,229
12,683
95,173
20,225
103,952
9,777
1Q22
2Q22
3Q22
4Q22
1Q23
Operating income
Net income

Return on average assets (%)
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.2%
1.3%
2.2%
3.3%
1.7%
1Q22
2Q22
3Q22
4Q22
1Q23

Return on average equity (%)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.1%
5.1%
8.8%
16.9%
8.2%
1Q22
2Q22
3Q22
4Q22
1Q23

Net Interest Income & Net Fee Income (AR$ Million)
1Q23
22,032
97,662
4Q22
20,774
101,771
3Q22
20,335
90,651
2Q22
20,785
93,600
1Q22
20,870
85,658
-
20,000
40,000
60,000
80,000
100,000
120,000
Net fee income
Net interest income

Net Interest Margin (%)
36.0%
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
22.8%
24.7%
28.1%
32.7%
33.6%
1Q22
2Q22
3Q22
4Q22
1Q23

Private Sector Loans (AR$ Million)
800,000
780,000
760,000
740,000
720,000
700,000
680,000
660,000
640,000
758,068
775,959
721,922
724,875
694,519
1Q22
2Q22
3Q22
4Q22
1Q23

Total Deposits (AR$ Million)
1,650,000
1,600,000
1,550,000
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
1,250,000
1,384,200
1,494,580
1,605,485
1,576,915
1,464,338
1Q22
2Q22
3Q22
4Q22
1Q23

1Q23 Earnings Release

1Q23 Earnings Release

Relevant and Recent Events

•	On April 25th 2023 TheShareholders’ Meeting resolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 75,040,918,149.47, which represents AR$ 22.18 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, terms and other payment terms and conditions of such dividend.

On May 12th the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits in cash and/or in kind (securities) for an aggregate amount of AR $75,040,918,000 which distribution shall be carried out in 6 monthly equal and consecutive instalments.

•	Interest Payment Series E Dollar denominated Notes. In May 2023, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 60,105.48.

•	Interest Payment Series A Subordinated Notes. In May 2023, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,286,000.

Regulatory Changes

•	Dividends and Profits distribution. In March 2023, through Communication “A” 7719 the Central Bank of Argentina announced that financial institutions could distribute up to 40% of profits and start paying dividends as of April provided that the distribution is carried out in 6 monthly equal and consecutive installments.

•	Interest Rates. On March 17, 2023, through Communication “A” 7726 the Central Bank of Argentina decided to increase monetary policy rate by 300 basis points from 75% to 78%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.10 million the interest rate was set at 78% and for all others 69.5% APR

•	Interest Rates. On April 20, 2023, through Communication “A” 7745 the Central Bank of Argentina decided to increase monetary policy rate by 300 basis points from 78% to 81%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.10 million the interest rate was set at 81% and for all others 72.5% APR

•	Interest Rates. On April 27, 2023, through Communication “A” 7751 the Central Bank of Argentina decided to increase monetary policy rate by 1,000 basis points from 81% to 91%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.30 million the interest rate was set at 91% and for all others 85.5% APR

•	Interest Rates. On May 15, 2023, through Communication “A” 7767 the Central Bank of Argentina decided to increase monetary policy rate by 600 basis points from 81% to 91%. Therefore interest rates paid on deposits were affected:

o	Time deposits: Individuals up to Ps.30 million the interest rate was set at 97% and for all others 90% APR

1Q23 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
ASSETS
Cash and deposits in Banks	358,603	316,456	287,082	304,439	297,609	-2%	-17%
Cash	65,590	50,542	47,960	33,613	35,190	5%	-46%
Central Bank of Argentina	197,097	170,352	142,771	174,718	181,264	4%	-8%
Other local & foreign entities	95,787	95,387	96,337	96,093	81,141	-16%	-15%
Other	129	175	14	15	14	-7%	-89%
Debt securities at fair value through profit & loss	65,872	171,338	255,824	256,921	286,961	12%	336%
Derivatives	0	17	197	52	0	-100%	-
Repo Transactions	0	54,511	89,211	75,388	39,118	-48%	-
Other financial assets	51,016	48,894	46,303	70,537	82,489	17%	62%
Loans & other receivables	763,786	782,883	725,803	728,691	697,786	-4%	-9%
Non Financial Public Sector	4,270	5,647	2,541	2,687	1,410	-48%	-67%
Financial Sector	1,448	1,277	1,340	1,129	1,857	64%	28%
Non Financial private sector and foreign	758,068	775,959	721,922	724,875	694,519	-4%	-8%
Other debt securities	863,985	819,026	902,886	897,783	813,991	-9%	-6%
Financial assets in guarantee	65,473	35,644	38,921	37,275	37,498	1%	-43%
Income tax assets	403	2,215	0	0	0
Investments in equity instruments	973	1,020	967	1,022	1,073	5%	10%
Investments in other companies (subsidiaries and joint ventures)	1,333	1,199	1,376	1,390	1,492	7%	12%
Property, plant and equipment	124,440	124,285	123,564	124,001	124,426	0%	0%
Intangible assets	19,853	21,043	21,442	21,230	21,808	3%	10%
Deferred income tax assets	86	173	128	90	89	-1%	3%
Other non financial assets	6,795	10,331	19,093	15,160	15,259	1%	125%
Non-current assets held for sale	7,657	7,649	7,514	10,781	10,530	-2%	38%
TOTAL ASSETS	2,330,275	2,396,684	2,520,311	2,544,760	2,430,129	-5%	4%

LIABILITIES
Deposits	1,384,200	1,494,580	1,605,485	1,576,915	1,464,338	-7%	6%
Non Financial Public Sector	161,097	145,911	192,434	133,847	111,060	-17%	-31%
Financial Sector	2,112	2,131	1,818	2,013	1,911	-5%	-10%
Non Financial private sector and foreign	1,220,991	1,346,538	1,411,233	1,441,055	1,351,367	-6%	11%
Liabilities at fair value through profit & loss	942	941	953	640	2,477	287%	163%
Derivatives	15	2	3	3	100	3233%	567%
Repo Transactions	24,217	597	500	-	4,486	-	-86%
Other financial liabilities	121,026	122,872	121,330	164,450	153,007	-7%	26%
Financing received from Central Bank and Other Financial Institutions	4,103	4,140	3,473	2,982	4,507	51%	10%
Issued Corporate Bonds	6,325	3,317	3,291	3,306	3,286	-1%	-48%
Current income tax liabilities	1,132	1,116	9,613	13,207	11,384	-14%	906%
Subordinated corporate bonds	94,034	88,880	87,089	87,805	86,394	-2%	-8%
Provisions	4,090	4,084	4,489	3,303	3,166	-4%	-23%
Deferred income tax liabilities	15,445	16,654	18,815	16,164	16,552	2%	7%
Other non financial liabilities	97,894	68,471	58,582	52,113	47,615	-9%	-51%
TOTAL LIABILITIES	1,753,423	1,805,654	1,913,623	1,920,888	1,797,312	-6%	3%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	213,790	213,790	213,790	213,790	213,790	0%	0%
Reserves	288,882	344,313	344,313	344,313	344,313	0%	19%
Retained earnings	43,162	166	166	166	52,558	31561%	22%
Other accumulated comprehensive income	5,585	110	3,080	39	-792	-	-
Net income for the period / fiscal year	12,298	19,522	32,179	52,392	9,763	-81%	-21%
Shareholders' Equity attributable to parent company	576,786	590,970	606,597	623,769	632,701	1%	10%

Shareholders' Equity attributable to non controlling interest	66	60	91	103	116	13%	76%
TOTAL SHAREHOLDERS' EQUITY	576,852	591,030	606,688	623,872	632,817	1%	10%

1Q23 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q22	2Q22	3Q22	4Q22	1Q23	QoQ	YoY
Interest Income	140,653	167,277	195,842	241,797	228,618	-5%	63%
Interest Expense	54,995	73,677	105,191	140,026	130,956	-6%	138%
Net Interest Income	85,658	93,600	90,651	101,771	97,662	-4%	14%
Fee income	23,030	23,054	22,618	23,087	24,292	5%	5%
Fee expense	2,160	2,269	2,283	2,313	2,260	-2%	5%
Net Fee Income	20,870	20,785	20,335	20,774	22,032	6%	6%
Subtotal (Net Interest Income + Net Fee Income)	106,528	114,385	110,986	122,545	119,694	-2%	12%
Net Income from financial instruments at Fair Value Through Profit & Loss	13,029	12,860	36,454	-4,098	9,195	-	-29%
Result from assets at amortised cost	-	-	-	206	-	-	-
Difference in quoted prices of gold and foreign currency	6,303	9,369	22,889	37,246	36,673	-2%	482%
Other operating income	6,772	6,648	5,348	7,011	5,716	-18%	-16%
Provision for loan losses	1,522	1,345	2,035	3,082	3,479	13%	129%
Net Operating Income	131,110	141,917	173,642	159,828	167,799	5%	28%
Personnel expenses	20,044	26,384	25,209	22,874	23,468	3%	17%
Administrative expenses	11,265	11,888	11,844	12,668	11,650	-8%	3%
Depreciation and impairment of assets	4,478	4,602	4,693	4,790	4,894	2%	9%
Other operating expenses	20,680	21,621	24,667	24,323	23,835	-2%	15%
Operating Income	74,643	77,422	107,229	95,173	103,952	9%	39%
Income from associates and joint ventures	-73	-70	-138	143	-220	-	-
Result from net monetary position	-59,077	-66,526	-83,293	-69,351	-88,387	-	-
Net Income before income tax on cont. operations	15,493	10,826	23,798	25,965	15,345	-41%	-1%
Income tax on continuing operations	3,219	3,608	11,115	5,740	5,568	-3%	73%
Net Income from continuing operations	12,274	7,218	12,683	20,225	9,777	-52%	-20%

Net Income for the period	12,274	7,218	12,683	20,225	9,777	-52%	-20%
Net Income of the period attributable to parent company	12,298	7,224	12,657	20,213	9,763	-52%	-21%
Net income of the period attributable to non-controlling interests	-24	-6	26	12	14	17%	-
Other Comprehensive Income	-1,221	-5,475	2,970	-3,040	-832	-	-
Foreign currency translation differences in financial statements conversion	-527	-271	-253	176	-212	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-694	-5,204	3,223	-3,216	-620	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11,053	1,743	15,653	17,185	8,945	-48%	-19%
Total Comprehensive Income attributable to parent Company	11,077	1,749	15,627	17,173	8,931	-48%	-19%
Total Comprehensive Income attributable to non-controlling interests	-24	-6	26	12	14	-	-

1Q23 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q22	2Q22	3Q22	4Q22	1Q23
Profitability & performance
Net interest margin	22.8%	24.7%	28.1%	32.7%	33.6%
Net interest margin adjusted (exc. FX)	21.2%	22.5%	22.5%	23.9%	24.4%
Net fee income ratio	13.0%	11.7%	7.2%	8.9%	8.4%
Efficiency ratio	29.6%	32.7%	25.8%	27.2%	25.5%
Net fee income as % of A&G Expenses	44.0%	35.7%	27.9%	32.7%	32.9%
Return on average assets	2.2%	1.3%	2.2%	3.3%	1.7%
Return on average equity	9.1%	5.1%	8.8%	16.9%	8.2%
Liquidity
Loans as a percentage of total deposits	55.2%	52.4%	45.2%	46.2%	47.7%
Liquid assets as a percentage of total deposits	93.0%	90.0%	90.0%	94.0%	97.0%
Capital
Total equity as a percentage of total assets	24.8%	24.7%	24.1%	24.5%	26.0%
Regulatory capital as % of APR	38.5%	40.5%	40.4%	39.9%	42.4%
Asset Quality
Allowances over total loans	2.8%	2.1%	2.0%	2.0%	2.1%
Non-performing financing as a percentage of total financing	1.7%	1.3%	1.3%	1.3%	1.4%
Coverage ratio w/allowances	163.2%	159.7%	153.1%	151.7%	145.3%
Cost of Risk	0.8%	0.7%	1.1%	1.8%	2.1%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q22	2Q22	3Q22	4Q22	1Q23
Profitability & performance
Net interest margin	22.8%	23.8%	25.2%	27.1%	33.6%
Net interest margin adjusted (exc. FX)	21.2%	21.9%	22.1%	22.5%	24.4%
Net fee income ratio	13.0%	12.3%	10.3%	10.0%	8.4%
Efficiency ratio	29.6%	31.2%	29.1%	28.6%	25.5%
Net fee income as % of A&G Expenses	44.0%	39.5%	35.5%	34.8%	32.9%
Return on average assets	2.2%	1.7%	1.9%	2.3%	1.7%
Return on average equity	9.1%	7.1%	7.7%	9.7%	8.2%
Liquidity
Loans as a percentage of total deposits	55.2%	52.4%	45.2%	46.2%	47.7%
Liquid assets as a percentage of total deposits	93.0%	90.0%	90.0%	94.0%	97.0%
Capital
Total equity as a percentage of total assets	24.8%	24.7%	24.1%	24.5%	26.0%
Regulatory capital as % of APR	38.5%	40.5%	40.4%	39.9%	42.4%
Asset Quality
Allowances over total loans	2.8%	2.1%	2.0%	2.0%	2.1%
Non-performing financing as a percentage of total financing	1.7%	1.3%	1.3%	1.3%	1.4%
Coverage ratio w/allowances	163.2%	159.7%	153.1%	151.7%	145.3%
Cost of Risk	0.8%	0.8%	0.9%	1.1%	2.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer